August 15, 2016

Deborah D. Skeens
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

RE:	Registration Statement on Form N-14 for Combination of Certain Series of the Allianz Variable Insurance Products Trust (the "VIP Trust") (SEC File Nos. 333-83423 and 811-09491) with and into Corresponding Series of the Trust
and
Registration Statement on Form N-14 for Combination of Certain Series of the Allianz Variable Insurance Products Fund of Funds Trust (the "FOF Trust") (SEC File Nos. 333-119867 and 811-21624) with and into Corresponding Series of the Trust

Dear Ms. Skeens:

On August 10, 2016, you provided telephonic comments regarding the above-referenced registration statements. Because the comments generally are applicable across all of the registration statements, this letter will respond to all comments together. Each comment is understood to be global, unless otherwise noted. Each comment is summarized below, followed by our response. Any page references are to that registration statement with respect to the reorganizations into the AZL International Index Fund of the VIP Trust. The changes proposed to be made will be incorporated into a pre-effective amendment to each registration statement, which also will include as an exhibit the opinion and consent of legal counsel as to the legality of the securities being registered, as well as a request for acceleration to August 17, 2017, or as soon thereafter as may be practicable.

If we have misstated any of your comments, or if you have any additional comments or questions, please let me know.

Legal Comments:

Comment 1:  You asked that we ensure that all missing/bracketed information is included.

Response:  The requested changes will be made.

Comment 2:  In the Q&A section of the proxy statement/prospectus, you asked that we prominently disclose that the Acquiring Fund is a passively-managed mutual fund, while each Acquired Fund is actively managed, and also include a brief discussion of the Board's recommendation that the reorganization be approved.

Response:  The requested changes will be made.
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Comment 3:  With respect to the documents incorporated by reference, you requested that we include a file number for any document incorporated by reference. You also requested that we disclose the fact that any shareholder requesting a copy of the proxy statement/SAI will also receive a copy of the Acquiring Fund SAI.

Response:  We note that the SEC 1933 and 1940 Act file numbers have been provided for the documents incorporated by reference. We also note that any shareholder requesting a copy of the proxy statement/SAI necessarily will receive a copy of the Acquiring Fund SAI because it is part of the proxy statement/SAI. Changes will be made to clarify both points.

Comment 4:  In the Tax Consequence section and elsewhere throughout the proxy statement/prospectus, you noted that the disclosure describes that the tax opinion will provide substantially to the effect that it is more likely than not that the reorganization will qualify as a tax-free reorganization for U.S. federal income tax purposes. You noted that Item 4(a)(4) to Form N-14 requires that we "Outline the material features of the proposed transaction, including: . . . (4) the federal income tax consequences, if any, to the security holders of both parties, including appropriate references to Internal Revenue Code sections," such as by stating that the reorganization will or is expected to be tax free for security holders.

Response:  We note that in the Q&A the answer to "Will I incur taxes as a result of the reorganization?" states "No. For U.S. federal income tax purposes, the reorganization is not expected to be a taxable event for contract owners." A similar statement ("the Reorganization will not be a taxable event for U.S. federal income tax purposes") is included under the sections Tax Consequences (p.6) and Certain Tax Consequences (p.17). We respectfully submit that these disclosures are sufficiently responsive to Item 4(a)(4).

Comment 5:  In the Risk Factors section of the proxy statement/prospectus, you asked that we revise the disclosure to clarify the differing risks of actively- vs passively-managed mutual funds and to highlight any other significant differences in principal investment risks.

Response:  The requested changes will be made.

Comment 6:  You asked that we confirm in this response that the fees and expenses are the current fees and expenses for each Fund.

Response:  Confirmed.

Comment 7:  In the Board Deliberations section, you asked that, where an Acquired Fund has better performance than the Acquiring Fund, we disclose, if applicable, that the Funds' relative performance supported the Board's decision to approve the reorganization.

Response:  The requested changes will be made.

Comment 8:  In the Performance section, you asked that we provide the Average Annual Total Returns for each Fund side-by-side, or otherwise narratively compare the performance of each Acquired and Acquiring Fund.

Response:  The requested changes will be made.
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Comment 9:  In the Certain Tax Consequences section, you asked that we state, if accurate, that the reorganization is not expected to have tax consequences for contract owners.

Response:  We note that the sections Tax Consequences (p.6) and Certain Tax Consequences (p.17) each include a statement that "any dividend declared in connection with the Reorganization will not be taxable to Contract Owners," as well as a broader statement that, subject to certain assumptions stated therein, "the Reorganization will not be a taxable event for U.S. federal income tax purposes for Contract Owners."

Comment 10:  In the Board Deliberations section, you asked that we note that the Acquired Funds are actively-managed mutual funds, while the Acquiring Fund is a passively-managed index fund, and, to the extent considered by the Board in its deliberations, that we discuss the risk characteristics of actively-managed vs passively-managed funds.

Response:  The requested changes will be made.

Comment 11:  In the Board Deliberations section, in the second paragraph in the discussion of Economies of Scale, you asked that we add an explanation to help shareholders to understand why Acquired Fund assets may be expected to shrink.

Response:  The requested changes will be made.

Comment 12:  In the Board Deliberations section, you asked that we change the heading "Potential Effects on the Manager and its Affiliates" to "Potential Benefits to the Manager and its Affiliates."

Response:  The requested changes will be made.

Accounting Comments:

Comment 13:  Please include the name of the accounting survivor in all subsequent pro forma disclosures, including the fee table, the capitalization table and the pro forma financial statements.

Response:  The requested changes will be made.

Comment 14:  Please provide in this response the NAST analysis for each proposed reorganization to support the determination of the Acquiring Fund as the accounting survivor.

Response:  Please see the Memorandum re: Accounting Survivor Analysis attached hereto as Exhibit I.

Comment 15:  In the Q&A with respect to expenses please correct the page reference to the pro forma fee table.

Response:  The requested changes will be made.

Comment 16:  In the Certain Tax Consequences section, disclose an estimate of the amount of Acquired Fund portfolio securities that will be disposed in connection with the reorganization, disclose the portfolio transaction costs expected to be generated due to such trades, and disclose the estimated impact to shareholder regarding capital gains distributions, including
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

the per share amounts. Also include the same information in the Q&A under "Will I incur taxes as a result of the reorganization?"

Response:  We note that due to the treatment of the life insurance contracts and annuity contracts under the Internal Revenue Code, and as disclosed in the proxy statement/prospectus, the reorganization is not expected to be a taxable event for U.S. federal income tax purposes for contract owners. Consequently, we respectfully submit that any capital gains distribution in connection with the reorganization will not materially impact any contract owner and that information regarding any such distributions would not be material. The other requested changes will be made.

Comment 17:  For any Fund with material capital loss carryovers, please describe any limitations on carryovers including the dollar amounts and expiration dates. You noted that this information is in the pro forma but should also be in the proxy statement/prospectus.

Response:  The requested changes will be made.

Comment 18:  In the Board Deliberations section, under Costs, as well as in the Q&A under "Who is paying," please disclose the estimated total amount of reorganization costs for each reorganization. Also in the Board Deliberations section, under costs, include a statement to the effect that reorganization costs will be equally borne by each Acquired Fund and the Manager regardless of whether the reorganization actually is consummated. You noted that this information is in the pro forma financial statements but should also be in the proxy statement/prospectus.

Response:  The requested changes will be made.

Comment 19:  In the Board Deliberations section, under Costs, disclose the payback period for shareholders of the Target Fund to recover the costs of the reorganization.

Response:  The "payback period" was not calculated or presented to the Board for consideration; however, the Board did receive information regarding the total net shareholder fee savings for each Acquired Fund, over three years, after accounting for estimated costs of the Reorganization. This information will be disclosed in the Board Deliberations section.

Comment 20:  Explain in this response why it is appropriate to use the narrative pro forma financial statements for each merger if there will be significant adjustments in realignment. Although this comment applies globally, you noted that this question specifically arose in connection with the mergers into AZL Russell 1000 Growth Index Fund, AZL Russell 1000 Value Index Fund and AZL Small Cap Stock Index Fund.

Response:  Management believes the use of narrative pro forma financial statements is appropriate for each merger. The primary financial effect of the merger is with respect to the differences in the expense structure of the Acquiring Fund as compared to those of the Acquired Fund(s), most significantly the reduction in Manager fees expected for shareholders of the Acquired Fund(s) following the merger. In Management's view, the merger transactions each contemplate a limited number of pro forma adjustments, and such adjustments are easily understood. As such, Management believes the merger transactions fall within the relevant criteria necessary to support the use of a narrative pro forma approach.

No significant accounting policies will change as a result of the merger, and the existing contracts of the Acquiring Funds will be retained following the merger.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

The investment objective and passive investment style of the Acquiring Funds, which in all cases will be the accounting survivor of the mergers, will be retained. The narrative pro forma financial information includes a note to indicate that any securities owned by the Acquired Funds, which are not included in the index upon which the Acquiring Fund's portfolio is modeled, will be sold in connection with the merger.

Comment 21:  In the pro forma financials for multiple mergers, disclose that each merger is not contingent on the other merger.

Response:  The requested changes will be made.

Comment 22:  Include a valuation footnote within the pro forma financial statements.

Response:  The requested changes will be made.

Comment 23:  In the pro forma financials for multiple mergers, disclose that the information presented is based on the assumption that the shareholders of both reorganizations will approve the transaction.

Response:  The requested changes will be made.

Comment 24:  In the pro forma financials, disclose information regarding portfolio realignment, if any that will take place after the consummation of the merger, including:  (i) the reasons for the portfolio realignment, (ii) the extent and cost of portfolio realignment, (iii) the percent of the Acquired Fund's portfolio that is expected to be sold as a result of the portfolio realignment, (iv) the estimate of related realized gains expected to result from such sale, and (v) a statement that the total merger costs do not reflect commissions that would be incurred in realignment.

Response:  We note that due to the treatment of the life insurance contracts and annuity contracts under the Internal Revenue Code, and as disclosed in the proxy statement/prospectus, the reorganization is not expected to be a taxable event for U.S. federal income tax purposes for contract owners. Consequently, we respectfully submit that any realized gains in connection with portfolio realignment in connection with the reorganization will not materially impact any contract owner and that information regarding any such gains would not be material. We also note that the estimated reorganization costs do include estimated transaction costs for the portfolio realignment. The other requested changes will be made.

Comment 25:  For the mergers to AZL S&P 500 Index Fund only, indicate in the Q&A under "Is there anything I need to do to convert my shares?" that shareholders will receive Class 2 shares of the Acquiring Fund. Also, the capitalization table should include both share classes either in aggregate or by class.

Response:  The requested changes will be made.

Comment 26:  You noted that the second page of the proxy statement/SAI references that Exhibit II is the pro forma financial statements of the Acquired Fund for the Reorganizations are attached as Exhibit II, and asked whether "of the Acquired Fund" should be deleted.

Response:  The requested changes will be made.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson
 Chief Legal Officer

763/765-7453
Erik.Nelson@allianzlife.com

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

EXHIBIT I
Memorandum

Date:    July 14, 2016

To:        SEC Files

From:    Bashir Asad
               Treasurer

Subject:Allianz Variable Insurance Products Trust and Allianz Variable Insurance Products Fund of Funds Trust – Accounting Survivor Analysis

Background

In connection with the reorganization of investment companies, only one of the combining companies will be the legal survivor of the merger.  Although the legal survivor is often the accounting survivor for financial reporting purposes, certain criteria should be analyzed to ensure the proper accounting survivor is identified and, accordingly, carried forward for financial reporting purposes.  Those criteria include portfolio management, investment objectives and policies, portfolio composition, expense structures and expense ratios, and overall asset size.

This memo serves as Allianz Variable Insurance Products Trust's and Allianz Variable Insurance Products Fund of Funds Trust's accounting survivor analysis related to the proposed reorganization of the investment companies identified below:

Acquired Fund	Net Assets	Acquiring Fund	Net Assets
AZL Invesco International Equity Fund ("IIEF")	$466M	AZL International Index Fund ("IIF")	$576M
AZL JPMorgan International Opportunities Fund ("JPMIOF")	$513M
Acquired Fund		Acquiring Fund
AZL MFS Mid Cap Value Fund ("MFSMCVF")	$194M	AZL Mid Cap Index Fund ("MCIF")	$406M
AZL Multi-Manager Mid Cap Growth Fund ("MMMCGF")	$384M
Acquired Fund		Acquiring Fund
AZL MVP Fusion Growth Fund ("MVPFGF")	$729M	AZL MVP Growth Index Strategy Fund ("MVPGISF")	$1,392M
Acquired Fund		Acquiring Fund
AZL BlackRock Capital Appreciation Fund ("BRCAF")	$511M	AZL Russell 1000 Growth Index Fund ("R1kGIF")	$102M
AZL Boston Company Research Growth Fund ("BCRGF")	$299M
Acquired Fund		Acquiring Fund
AZL Invesco Growth and Income Fund ("IGIF")	$355M	AZL Russell 1000 Value Index Fund ("R1kVIF")	$193M
AZL MFS Value Fund ("MFSVF")	$448M
Acquired Fund		Acquiring Fund
AZL JPMorgan U.S. Equity Fund ("JPMUSEF")	$410M	AZL S&P 500 Index Fund ("SP500IF")	$1,244M
AZL MFS Investors Trust Fund ("MFSITF")	$308M
Acquired Fund		Acquiring Fund
AZL Federated Clover Small Value Fund ("FCSVF")	$307M	AZL Small Cap Stock Index Fund ("SMCIF")	$276M
AZL Oppenheimer Discovery Fund ("ODF")	$235M

Analysis

Portfolio Management

In all transactions, the portfolio manager of the acquiring fund, Allianz Investment Management LLC, will survive as the portfolio manager of the combined fund.  Each surviving fund will have continuity of investment management services and be managed consistent with its continuing investment strategies, objectives, policies, and restrictions.

Investment Objectives and Policies

Each of the Acquired Funds are actively-managed funds, whereas each Acquiring Fund is an passively-managed fund.  While all funds are generally identified as "growth-type" funds, the investment objective of each Acquiring Fund is to match the performance of an underlying securities index as closely as possible.  In all transactions, the investment objective of the acquiring fund will survive as the investment objective of the combined fund.

Portfolio Composition

The portfolio composition of each acquiring fund is expected to be the surviving composition utilized by the combined fund in each transaction.  Portfolio holdings are expected to mimic the composition of the securities index which the combined fund seeks to match in connection with their passive investment objective.

Expense Structures and Expense Ratios

The following summaries highlight select expenses of the predecessor and continuing funds expected to be incurred subsequent to the proposed reorganization:

	IIEF (Acquired Fund)	JPMIOF (Acquired Fund)	IIF (Acquiring Fund)	(Combined Fund)
Management Fee	0.90%	0.95%	0.35%	0.35%
Distribution (12b-1) Fees	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.08%	0.07%	0.15%	0.12%
Total Annual Fund Operating Expenses	1.23%	1.27%	0.75%	0.72%
	MFSMCVF (Acquired Fund)	MMMCGF (Acquired Fund)	MCIF (Acquiring Fund)	(Combined Fund)
Management Fee	0.75%	0.80%	0.25%	0.25%
Distribution (12b-1) Fees	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.07%	0.05%	0.07%	0.07%
Total Annual Fund Operating Expenses	1.07%	1.10%	0.57%	0.57%
	MVPFGF (Acquired Fund)		MVPGISF (Acquiring Fund)	(Combined Fund)
Management Fee	0.20%		0.10%	0.10%
Other Expenses	0.02%		0.02%	0.02%
Acquired Fund Fees and Expenses	0.99%		0.57%	0.57%
Total Annual Fund Operating Expenses	1.21%		0.69%	0.69%
	BRCAF (Acquired Fund)	BCRGF (Acquired Fund)	R1kGIF (Acquiring Fund)	(Combined Fund)
Management Fee	0.80%	0.76%	0.44%	0.44%
Distribution (12b-1) Fees	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.05%	0.05%	0.09%	0.07%
Total Annual Fund Operating Expenses	1.10%	1.06%	0.78%	0.76%
	IGIF (Acquired Fund)	MFSVF (Acquired Fund)	R1kVIF (Acquiring Fund)	(Combined Fund)
Management Fee	0.75%	0.74%	0.44%	0.44%
Distribution (12b-1) Fees	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.06%	0.05%	0.08%	0.07%
Total Annual Fund Operating Expenses	1.06%	1.04%	0.77%	0.76%
	JPMUSEF (Acquired Fund)	MFSITF (Acquired Fund)	SP500IF (Acquiring Fund)	(Combined Fund)
Management Fee	0.80%	0.75%	0.17%	0.17%
Distribution (12b-1) Fees	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.06%	0.05%	0.07%	0.07%
Total Annual Fund Operating Expenses	1.11%	1.05%	0.49%	0.49%
	FCSVF (Acquired Fund)	ODF (Acquired Fund)	SMCIF (Acquiring Fund)	(Combined Fund)
Management Fee	0.75%	0.85%	0.26%	0.26%
Distribution (12b-1) Fees	0.25%	0.25%	0.25%	0.25%
Other Expenses	0.05%	0.06%	0.08%	0.07%
Total Annual Fund Operating Expenses	1.05%	1.16%	0.59%	0.58%

Each surviving fund will have continuity in the expense structure and is expected to incur net expenses substantially identical to the past structure of the Acquiring Funds.

Asset Size

The net assets of the acquired funds and the acquiring funds are indicated in the "Background" section above.  In certain cases, the net assets of the acquired funds exceed those of the acquiring funds.  However, this factor is not considered significant in view of the analysis of the combined funds other factors, as described above.

Conclusion

Based on the discussions above, Fund management believes the Acquiring Funds should be utilized as the accounting survivors, in all cases, related to the proposed reorganizations summarized above and more fully explained in the related N-14 filing.  This conclusion is reasonable and appropriate given the dominant continuity in investment management, investment strategies, portfolio composition, and expense structures of the legal surviving funds.